UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 27a•16 or 15d•16

under the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20•F or Form 40•F.

Form 20•F ☒     Form 40•F ☐

Indicate by check mark if the registrant is submitting the Form 6•K in paper as permitted by Regulation S•T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6•K in paper as permitted by Regulation S•T Rule 101(b)(7):

Yes ☐     No ☒

Retionale: We are sending this 6k/a to amend a translation “The Annual General Meeting” was amended to “The Shareholders’ Meeting”.

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Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on November 9, 2022

Minutes No.373: In the City of Buenos Aires, on November 9, 2022, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Martin LHEZ, Martina BLANCO, Ignacio VILLAMIL, Mario ELIZALDE, Jorge Eduardo VILLEGAS, and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. There being enough quorum to hold the meeting, the meeting commences at 3 p.m. Then, the (...) eighth item on the Agenda is put to vote: 8)CONSIDERATION OF THE COMPANY’S OPTIONAL RESERVE. MEETING CALL. The Chairman takes the floor and states that considering (i) the income(loss) for the interim financial statements closed September 30, 2022; (ii) the intended destination for the Company’s Optional reserve as per General Meeting dated September 30, 2022; and (iii) that the Optional reserve as of September 30, 2022 amounts to ARS 136,720,611 (the “Optional reserve”), it is proper to evaluate its destination. Regard being had to the foregoing, it is necessary to call the Shareholders’ Meeting so as to consider the destination of the Optional reserve. Taking into consideration the abovementioned, Mr. Chairman motions to call the Central Puerto S.A.’s Shareholders’ Meeting for December 23, 2022 at 9:30 on first call and at 10:30 the same date on second call such the first call fail to take place, which Meeting will be held remotely as described below and to consider the following Agenda: 1) Appointment of 2 (two) shareholders to sign the minutes; 2) Consideration of the destination of the Optional Reserve. 3) Granting of authorizations. Mr. Chairman makes it clear that the Meeting will be held remotely through the use of the videoconference system provided by ZOOM in accordance with Section 14 of the Bylaws and the regulations in force. The motion is put to vote for the consideration of Directors, and it is approved unanimously. Before adjourning the meeting, the Statutory Auditor Cesar Halladjian takes the floor representing the Statutory Audit Committee to put on record the frequency of the decisions taken in this meeting as per the Bylaws, the Argentine Business Entities Act and the CNV General Resolution No. 830/20. There being no further business to transact, the meeting is adjourned at 4.45 p.m.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 16, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney•in•Fact

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